Exhibit 99.37

Mediaset S.p.A.

Registered office in via Paleocapa n. 3, 20121 Milan (MI)

Share Capital Euro 614,238,333.28

Milan Monza Brianza and Lodi Companies Register and

Tax ID No. 09032310154

Excerpt of the notice of call of Mediaset S.p.A. shareholders’ meeting of 10 January 2020

Shareholders of Mediaset S.p.A. (ticker MS), holders of ordinary shares or holders of ADR (CUSIP 584469407), are convened to take part in the extraordinary shareholders’ meeting in Cologno Monzese (MI), Viale Europa no. 46, on Friday, 10 January 2020, at 11:00 am CET, in a single call to resolve on the following

Agenda

1.              Proposal to amend articles 1, 13, 15, 40, 42 and 43 of the proposed version of the articles of association and articles 4, 5, 6, 7, 8, 11 and 13 of the “Terms and Conditions for Special Voting Shares” (as well as article 1 of Schedule 1 to the same), that will be adopted by MFE - MEDIAFOREUROPE N.V., as surviving company, upon completion of the cross-border merger by absorption of Mediaset S.p.A. and Mediaset España Comunicación S.A. with and into Mediaset Investment N.V., as well as Paragraph 6 of the “Terms and Conditions for the Initial Allocation of Special Voting Shares A”

For information on the share capital, on the right to request the addition of new items to the agenda and to propose new resolutions on items already on the agenda, on the eligibility to intervene at the shareholders’ meeting, on proxy votes, as well as on the right to ask questions prior to the shareholders’ meeting and on the documentation made available relating to the item on the agenda, reference is made to the text of the notice of call which was published on the Company website www.mediaset.it (section Corporate/Governance/ Shareholders’ Meeting) and was made available on the eMarket Storage system on the website www.emarketstorage.com.

Shareholders are entitled to inspect all documentation made available at the registered office and to obtain a copy.

The Company Bylaws are published on the Company website www.mediaset.it (/Corporate/Governance/Company Bylaws).

Withdrawal right

The approval of the item on the agenda does not entail any of the conditions provided for the exercise of the withdrawal right under applicable law: consequently, Mediaset shareholders who do not participate in the adoption of the resolution proposal on the item on the agenda will not be entitled to exercise their withdrawal rights.

Milan, 23 November 2019

The Chairman

Fedele Confalonieri